Exhibit 2

Exhibit 2

2016

FOURTH QUARTER RESULTS

? Stock Listing Information

Colombian Stock Exchange S.A. Ticker: CLH

? Investor Relations

Jesús Ortiz de la Fuente +57 (1) 603-9051

E-mail: jesus.ortizd@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - December			Fourth Quarter		
	2016	2015	% var	2016	2015	% var
Consolidated cement volume	7,525	7,385	2%	1,794	1,828	(2%)
Consolidated domestic gray cement	6,569	6,636	(1%)	1,593	1,601	(0%)
Consolidated ready-mix volume	3,079	3,395	(9%)	724	767	(6%)
Consolidated aggregates volume	7,264	8,447	(14%)	1,717	1,899	(10%)
Net sales	1,315	1,427	(8%)	303	325	(7%)
Gross profit	638	677	(6%)	142	156	(9%)
as % of net sales	48.5%	47.5%	1.0pp	47.0%	48.0%	(1.0pp)
Operating earnings before other expenses, net	342	365	(6%)	67	83	(20%)
as % of net sales	26.0%	25.6%	0.4pp	22.1%	25.6%	(3.5pp)
Controlling interest net income (loss)	140	95	46%	-4	-22	83%
Operating EBITDA	424	450	(6%)	84	103	(19%)
as % of net sales	32.2%	31.5%	0.7pp	27.7%	31.8%	(4.1pp)
Free cash flow after maintenance capital expenditures	237	249	(5%)	56	61	N/A
Free cash flow	97	105	(8%)	24	27	(9%)
Net debt	938	1,034	(9%)	938	1,034	(9%)
Total debt	983	1,088	(10%)	983	1,088	(10%)
Earnings per share	0.25	0.17	46%	(0.01)	(0.04)	82%
Shares outstanding at end of period	556	556	0%	556	556	0%
Employees	4,707	4,813	(2%)	4,707	4,813	(2%)

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during 2016 declined by 8% compared to those of 2015. This decline is explained mainly by lower cement volumes from our operations in Colombia, Panama and Costa Rica, and as a result of foreign exchange fluctuations.

For the fourth quarter of 2016 consolidated net sales decreased by 7%, compared to those of the same period in 2015.

Cost of sales as a percentage of net sales during the full year decreased by 1.1pp from 52.5% to 51.5%, on a year-over-year basis.

Operating expenses as a percentage of net sales during 2016 year were 22.5%, an increase of 0.6pp compared to 2015

Operating EBITDA during the year declined by 6% on a year-over-year basis. This decrease is mainly explained by lower cement volumes and prices in Colombia and Costa Rica, and as a result of foreign exchange fluctuations.

The 19% decline in operating EBITDA in the fourth quarter, on a year-over-year basis, is mainly explained by lower cement volumes and prices in Colombia and Costa Rica, higher maintenance activities in Colombia, as well as an extraordinary charge of labor costs related to our cement capacity expansion project in Colombia.

Operating EBITDA margin during 2016 increased by 0.7pp, compared to 2015. During the fourth quarter of 2016 operating EBITDA margin declined by 4.1pp compared to that of the same period of 2015.

Controlling interest net income during 2016 reached US$140 million, increasing 46% compared to that of 2015. During the fourth quarter 2016 we registered a Controlling interest net loss of US$4 million, compared to a net loss of US$22 million in the same period in 2015

Total debt during the fourth quarter reached US$983 million.

2016 Fourth Quarter Results Page 2

OPERATING RESULTS

Colombia

	January - December			Fourth Quarter		
	2016	2015	% var	2016	2015	% var
Net sales	665	725	(8%)	153	173	(12%)
Operating EBITDA	214	248	(14%)	38	60	(37%)
Operating EBITDA margin	32.1%	34.2%	(2.1pp)	24.6%	34.4%	(9.8pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	0%	(3%)	(8%)	(6%)	(13%)	(7%)
Price (USD)	(8%)	(14%)	(5%)	3%	1%	5%
Price (local currency)	1%	(14%)	4%	3%	11%	5%

Year-over-year percentage variation.

In Colombia, during the fourth quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 3%, 6%, and 7%, respectively, compared to those of the fourth quarter in 2015. For the full year, our domestic gray cement volumes remained flat, while our ready-mix and aggregates volumes decreased by 8% and 13%, respectively, compared to those of the same period in 2015.

Macroeconomic challenges, restrictions in government spending, and infrastructure projects delays, negatively impacted national cement consumption during 2016 and particularly in the second half of the year. Our cement market position during the quarter improved versus the fourth quarter of last year and remained stable sequentially. Quarterly cement prices on a sequential basis were affected by difficult competitive dynamics in a soft demand market environment.

Panama

	January - December			Fourth Quarter		
	2016	2015	% var	2016	2015	% var
Net sales	256	285	(10%)	57	61	(6%)
Operating EBITDA	116	117	(1%)	26	26	(0%)
Operating EBITDA margin	45.3%	41.2%	4.1pp	45.3%	42.4%	2.9pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(14%)	(5%)	(3%)	13%	(5%)	7%
Price (USD)	2%	(0%)	(4%)	(3%)	(3%)	(6%)
Price (local currency)	2%	(0%)	(4%)	(3%)	(3%)	(6%)

Year-over-year percentage variation.

In Panama during the fourth quarter our domestic gray cement volumes decreased by 5%, while our ready-mix and aggregates volumes increased by 13% and 7%, respectively, compared to those of the fourth quarter in 2015. For the full year, our domestic gray cement, ready-mix and aggregates volumes decreased by 14%, 3%, and 5%, respectively, compared to those of 2015.

Our yearly dispatches to the Panama Canal expansion project fell from 7.5% in 2015, to 1.2% of our total cement volumes in 2016. Volumes related to the Panama Canal expansion project during 2016 were dispatched mainly in the first half of the year. We had no dispatches to this project in the last quarter of last year. Adjusting for the volumes sold to the canal expansion project, on a year over year basis, our volumes in the fourth quarter were almost flat, while for the full year, they declined 8%.

2016 Fourth Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January - December			Fourth Quarter		
	2016	2015	% var	2016	2015	% var
Net sales	151	167	(9%)	32	36	(12%)
Operating EBITDA	61	69	(12%)	12	15	(19%)
Operating EBITDA margin	40.1%	41.3%	(1.2pp)	37.8%	41.5%	(3.7pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(12%)	(8%)	(9%)	(20%)	9%	(5%)
Price (USD)	(5%)	(7%)	0%	(12%)	2%	(7%)
Price (local currency)	(3%)	(4%)	2%	(9%)	4%	(3%)

Year-over-year percentage variation.

In Costa Rica, during the fourth quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 8%, 20% and 5%, respectively, compared to those of the fourth quarter in 2015. For the full year 2016, our domestic gray cement and ready-mix volumes declined by 12% and 9%, respectively, while our aggregates volumes increased by 9%, compared to those of 2015.

The decline in cement and ready-mix volumes in Costa Rica relates to a lack of new public works, and the tough comparison base related to high execution of infrastructure projects in 2015. Our cement dispatches to infrastructure projects decreased by 27% in 2016 on a year-over-year basis.

Rest of CLH

	January - December			Fourth Quarter		
	2016	2015	% var	2016	2015	% var
Net sales	263	269	(2%)	66	60	10%
Operating EBITDA	84	73	16%	20	16	27%
Operating EBITDA margin	32.0%	27.1%	4.9pp	29.7%	25.9%	3.8pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	10%	13%	(37%)	(32%)	(66%)	(69%)
Price (USD)	(2%)	1%	(1%)	0%	(10%)	(2%)
Price (local currency)	(0%)	0%	0%	2%	(6%)	2%

Year-over-year percentage variation.

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala, El Salvador and Brazil, during the fourth quarter of 2016 our domestic gray cement volumes increased by 13%, while our ready-mix and aggregates volumes declined by 32% and 69%, respectively, compared to those of the fourth quarter of 2015. For the full year 2016, our domestic gray cement volumes increased by 10%, while our ready-mix and aggregates volumes decreased by 37% and 66%, respectively, compared to those of 2015.

Cement volume growth both the fourth quarter and full year reflects positive demand dynamics in the industrial and commercial sector in Guatemala, as well as the infrastructure sector in Nicaragua.

2016 Fourth Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

CEMEX LatAm Holdings

Operating EBITDA and free cash flow

	January - December			Fourth Quarter		
	2016	2015	% var	2016	2015	% var
Operating earnings before other expenses, net	**343**	**365**	**(6%)**	**67**	**84**	**(20%)**
+ Depreciation and operating amortization	81	85		17	20	
Operating EBITDA	**424**	**450**	**(6%)**	**84**	**104**	**(19%)**
- Net financial expense	64	74		15	16	
- Capital expenditures for maintenance	56	52		24	26	
- Change in working Capital	(38)	(44)		(21)	(20)	
- Taxes paid	100	107		15	20	
- Other cash items (Net)	5	12		(5)	1	
Free cash flow after maintenance capital exp	**237**	**249**	**(5%)**	**56**	**61**	**(8%)**
- Strategic Capital expenditures	140	144		32	34	
Free cash flow	**97**	**105**	**(8%)**	**24**	**27**	**(9%)**

In millions of US dollars, except percentages.

Information on Debt

	Fourth Quarter			Third Quarter
	2016	2015	% var	2016
Total debt [1, 2]	**983**	**1,088**		**1,016**
Short term	16%	24%		27%
Long term	84%	76%		73%
Cash and cash equivalents	45	54	(17%)	47
Net debt	**938**	**1,034**	**(9%)**	**969**

	Fourth Quarter	
	2016	2015
Currency denomination		
U.S. dollar	97%	99%
Colombian peso	3%	1%
Interest rate		
Fixed	75%	77%
Variable	25%	23%

In millions of US dollars, except percentages.
[1] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).
[2] Represents the consolidated balances of CLH and subsidiaries.

2016 Fourth Quarter Results

Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

	January - December			Fourth Quarter		
INCOME STATEMENT	2016	2015	% var	2016	2015	% var
Net sales	1,315,326	1,427,058	(8%)	303,173	324,978	(7%)
Cost of sales	(676,860)	(749,646)	10%	(160,818)	(168,881)	5%
Gross profit	**638,466**	**677,412**	**(6%)**	**142,355**	**156,097**	**(9%)**
Operating expenses	(296,000)	(312,594)	5%	(75,448)	(72,745)	(4%)
Operating earnings before other expenses, net	**342,466**	**364,818**	**(6%)**	**66,907**	**83,352**	**(20%)**
Other expenses, net	(30,219)	(83,360)	64%	(27,512)	(70,453)	61%
Operating earnings	**312,247**	**281,458**	**11%**	**39,395**	**12,899**	**205%**
Financial expenses	(63,701)	(73,748)	14%	(14,372)	(15,476)	7%
Other income (expenses), net	(484)	(19,189)	97%	(12,927)	(1,267)	(920%)
Net income before income taxes	**248,062**	**188,521**	**32%**	**12,096**	**(3,844)**	**N/A**
Income tax	(107,793)	(92,469)	(17%)	(15,746)	(17,643)	11%
Consolidated net income	**140,269**	**96,052**	**46%**	**(3,650)**	**(21,487)**	**83%**
Non-controlling Interest Net Income	(500)	(561)	11%	18	(146)	N/A
Controlling Interest Net Income	**139,769**	**95,491**	**46%**	**(3,633)**	**(21,633)**	**83%**
				0	0	
Operating EBITDA	**423,650**	**449,772**	**(6%)**	**84,067**	**103,489**	**(19%)**
Earnings per share	**0.25**	**0.17**	**46%**	**(0.01)**	**(0.04)**	**82%**

	as of December 31		
BALANCE SHEET	2016	2015	% var
Total Assets	**3,294,646**	**3,196,930**	**3%**
Cash and Temporary Investments	44,907	53,635	(16%)
Trade Accounts Receivables	100,344	91,568	10%
Other Receivables	33,278	41,611	(20%)
Inventories	71,595	86,134	(17%)
Other Current Assets	11,247	14,421	(22%)
Current Assets	261,371	287,369	(9%)
Fixed Assets	1,236,150	1,093,359	13%
Other Assets	1,797,125	1,816,202	(1%)
Total Liabilities	**1,820,735**	**1,880,115**	**(3%)**
Current Liabilities	457,863	524,245	(13%)
Long-Term Liabilities	1,347,146	1,347,340	(0%)
Other Liabilities	15,726	8,530	84%
Consolidated Stockholders' Equity	**1,473,911**	**1,316,815**	**12%**
Non-controlling Interest	4,813	5,329	(10%)
Stockholders' Equity Attributable to Controlling Interest	1,469,098	1,311,486	12%

2016 Fourth Quarter Results Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

	January - December			Fourth Quarter		
INCOME STATEMENT	2016	2015	% var	2016	2015	% var
Net sales	3,998,710	3,955,161	1%	923,009	991,012	(7%)
Cost of sales	(2,057,715)	(2,077,681)	1%	(489,610)	(514,996)	5%
Gross profit	**1,940,995**	**1,877,480**	**3%**	**433,399**	**476,016**	**(9%)**
Operating expenses	(899,866)	(866,371)	(4%)	(229,700)	(221,829)	(4%)
Operating earnings before other expenses, net	**1,041,129**	**1,011,109**	**3%**	**203,699**	**254,187**	**(20%)**
Other expenses, net	(91,870)	(231,036)	60%	(83,763)	(214,844)	61%
Operating earnings	**949,259**	**780,073**	**22%**	**119,936**	**39,343**	**205%**
Financial expenses	(193,659)	(204,397)	5%	(43,751)	(47,195)	7%
Other income (expenses), net	(1,470)	(53,183)	97%	(39,358)	(3,860)	(920%)
Net income before income taxes	**754,130**	**522,493**	**44%**	**36,827**	**(11,712)**	**N/A**
Income tax	(327,699)	(256,281)	(28%)	(47,938)	(53,801)	11%
Consolidated net income	**426,431**	**266,212**	**60%**	**(11,111)**	**(65,516)**	**83%**
Non-controlling Interest Net Income	(1,522)	(1,555)	2%	50	(446)	N/A
Controlling Interest Net Income	**424,909**	**264,657**	**61%**	**(11,061)**	**(65,959)**	**83%**
Operating EBITDA	**1,287,934**	**1,246,566**	**3%**	**255,941**	**315,587**	**(19%)**
Earnings per share	**766.44**	**478.65**	**60%**	**(19.97)**	**(117.80)**	**83%**

	as of December 31		
BALANCE SHEET	2016	2015	% var
Total Assets	**9,886,277**	**10,068,638**	**(2%)**
Cash and Temporary Investments	134,753	168,921	(20%)
Trade Accounts Receivables	301,103	288,391	4%
Other Receivables	99,859	131,054	(24%)
Inventories	214,834	271,276	(21%)
Other Current Assets	33,750	45,420	(26%)
Current Assets	784,299	905,062	(13%)
Fixed Assets	3,709,327	3,443,503	8%
Other Assets	5,392,651	5,720,073	(6%)
Total Liabilities	**5,463,499**	**5,921,365**	**(8%)**
Current Liabilities	1,373,913	1,651,092	(17%)
Long-Term Liabilities	4,042,397	4,243,408	(5%)
Other Liabilities	47,189	26,865	76%
Consolidated Stockholders' Equity	**4,422,778**	**4,147,273**	**7%**
Non-controlling Interest	14,441	16,786	(14%)
Stockholders' Equity Attributable to Controlling Interest	4,408,337	4,130,487	7%

2016 Fourth Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - December			Fourth Quarter		
	2016	2015	% var	2016	2015	% var
NET SALES						
Colombia	665,154	724,709	(8%)	153,369	173,386	(12%)
Panama	256,301	284,527	(10%)	56,692	60,611	(6%)
Costa Rica	151,370	166,931	(9%)	31,835	35,972	(12%)
Rest of CLH	263,386	268,542	(2%)	66,225	59,993	10%
Others and intercompany eliminations	(20,885)	(17,651)	(18%)	(4,948)	(4,984)	1%
TOTAL	**1,315,326**	**1,427,058**	**(8%)**	**303,173**	**324,978**	**(7%)**
GROSS PROFIT						
Colombia	305,042	345,343	(12%)	62,170	82,240	(24%)
Panama	129,591	131,677	(2%)	29,249	28,974	1%
Costa Rica	77,895	87,483	(11%)	15,839	18,716	(15%)
Rest of CLH	106,493	96,552	10%	25,958	21,278	22%
Others and intercompany eliminations	19,445	16,357	19%	9,139	4,889	87%
TOTAL	**638,466**	**677,412**	**(6%)**	**142,355**	**156,097**	**(9%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	187,468	222,069	(16%)	30,981	53,513	(42%)
Panama	98,090	98,763	(1%)	21,256	21,214	0%
Costa Rica	54,446	62,652	(13%)	10,520	13,392	(21%)
Rest of CLH	78,892	67,653	17%	18,322	14,084	30%
Others and intercompany eliminations	(76,430)	(86,319)	11%	(14,172)	(18,851)	25%
TOTAL	**342,466**	**364,818**	**(6%)**	**66,907**	**83,352**	**(20%)**
OPERATING EBITDA						
Colombia	213,836	248,153	(14%)	37,782	59,651	(37%)
Panama	116,053	117,241	(1%)	25,689	25,715	(0%)
Costa Rica	60,646	68,983	(12%)	12,031	14,917	(19%)
Rest of CLH	84,398	72,777	16%	19,653	15,530	27%
Others and intercompany eliminations	(51,283)	(57,382)	11%	(11,088)	(12,324)	10%
TOTAL	**423,650**	**449,772**	**(6%)**	**84,067**	**103,489**	**(19%)**
OPERATING EBITDA MARGIN						
Colombia	32.1%	34.2%		24.6%	34.4%	
Panama	45.3%	41.2%		45.3%	42.4%	
Costa Rica	40.1%	41.3%		37.8%	41.5%	
Rest of CLH	32.0%	27.1%		29.7%	25.9%	
TOTAL	**32.2%**	**31.5%**		**27.7%**	**31.8%**	

2016 Fourth Quarter Results Page 8

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - December			Fourth Quarter		
	2016	2015	% var	2016	2015	% var
Total cement volume [1]	7,525	7,385	2%	1,794	1,828	(2%)
Total domestic gray cement volume	6,569	6,636	(1%)	1,593	1,601	(0%)
Total ready-mix volume	3,079	3,395	(9%)	724	767	(6%)
Total aggregates volume	7,264	8,447	(14%)	1,717	1,899	(10%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - December 2016 vs. 2015	Fourth Quarter 2016 vs. 2015	Fourth Quarter 2016 vs. Third Quarter 2016
DOMESTIC GRAY CEMENT			
Colombia	0%	(3%)	(2%)
Panama	(14%)	(5%)	(21%)
Costa Rica	(12%)	(8%)	(17%)
Rest of CLH	10%	13%	4%
READY-MIX			
Colombia	(8%)	(6%)	(9%)
Panama	(3%)	13%	(7%)
Costa Rica	(9%)	(20%)	(23%)
Rest of CLH	(37%)	(32%)	2%
AGGREGATES			
Colombia	(13%)	(7%)	(7%)
Panama	(5%)	7%	(7%)
Costa Rica	9%	(5%)	(23%)
Rest of CLH	(66%)	(69%)	(2%)

2016 Fourth Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

	January - December 2016 vs. 2015	Fourth Quarter 2016 vs. 2015	Fourth Quarter 2016 vs. Third Quarter 2016
DOMESTIC GRAY CEMENT			
Colombia	(8%)	(14%)	(12%)
Panama	2%	(0%)	(1%)
Costa Rica	(5%)	(7%)	(2%)
Rest of CLH	(2%)	1%	(2%)
READY-MIX			
Colombia	(5%)	3%	(3%)
Panama	(4%)	(3%)	(4%)
Costa Rica	0%	(12%)	(3%)
Rest of CLH	(1%)	0%	2%
AGGREGATES			
Colombia	1%	5%	(5%)
Panama	(3%)	(6%)	(4%)
Costa Rica	2%	(7%)	(25%)
Rest of CLH	(10%)	(2%)	9%

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - December 2016 vs. 2015	Fourth Quarter 2016 vs. 2015	Fourth Quarter 2016 vs. Third Quarter 2016
DOMESTIC GRAY CEMENT			
Colombia	1%	(14%)	(9%)
Panama	2%	(0%)	(1%)
Costa Rica	(3%)	(4%)	(2%)
Rest of CLH	(0%)	0%	(1%)
READY-MIX			
Colombia	4%	3%	(1%)
Panama	(4%)	(3%)	(4%)
Costa Rica	2%	(9%)	(3%)
Rest of CLH	0%	2%	2%
AGGREGATES			
Colombia	11%	5%	(2%)
Panama	(3%)	(6%)	(4%)
Costa Rica	4%	(3%)	(25%)
Rest of CLH	(6%)	2%	6%

For Rest of CLH, volume-weighted average prices.

2016 Fourth Quarter Results Page 10

2016 Fourth Quarter Results Page 11

OTHER ACTIVITIES AND INFORMATION

Information on audits related to Maceo cement project

During the fourth quarter of 2016, in connection with the internal audit related to Maceo’s project, and considering the findings and the legal opinions available, as well as the irregularities in the legal processes that have not permitted CEMEX Colombia to be the rightful owner of the several assets related to the Maceo cement project, CLH determined the following:

First, there is low probability of recover resources delivered under different memorandums of understanding for the purchase of the assets related to the project for an amount in Colombian pesos equivalent to approximately US$14 million, which were recognized as part of investments in progress. These payments have been considered as contingent assets and therefore were reduced to zero, recognizing an impairment loss for such amount against other expenses, net

Nonetheless, on December 19, 2016, CEMEX Colombia filed a claim in the civil courts with the aim of securing that all property rights related to the additional land would be effectively transferred to CEMEX Colombia.

Second, certain purchases of equipment installed in the plant were considered exempt for VAT purposes under the benefits of the free trade zone, however, as those assets were actually installed outside of the free trade zone’s area, they lack of such benefits, therefore, CEMEX increased investments in progress against VAT accounts payable for approximately US$9 million; and

Third the cancellation of the balance payable to CI Calizas in connection with the acquisition of the assets for approximately US$9 million against a reduction in investments in progress.

All these amounts considering the Colombian peso to U.S. dollar exchange rate as of December 31, 2016.

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of December 31, 2016 and December 31, 2015 was $3,000.71 and $3,149.47 Colombian pesos per US dollar, respectively, and (ii) the consolidated results for the fourth quarter of 2016 and for the fourth quarter of 2015 were $3,044.49 and $3,049.47 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala, El Salvador and Brazil.

Exchange rates

	January - December		January - December		Fourth Quarter	
	2016 closing	2015 closing	2016 average	2015 average	2016 average	2015 average
Colombian peso	3,000.71	3,149.47	3,040.09	2,771.55	3,044.49	3,049.47
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	561.10	544.87	552.06	540.97	559.89	543.81
Euro	1.0519	1.0864	1.1000	1.1016	1.0700	0.8071

Amounts provided in units of local currency per US dollar.

2016 Fourth Quarter Results Page 12

2016 Fourth Quarter Results Page 13

DEFINITIONS OF TERMS AND DISCLOSURES

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.